File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 JUL 27 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4730
Direct Fax 44 121 722 4290
Our Ref RJ

19 July 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washing[redacted]
USA

04035802

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

**Rachel Jeavons**
**Company Secretarial Assistant**

Encl.

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

dlw 7/27

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\X - SEC - Block Listing Application 2004 - 19Jul04.doc

File number 082-02819

# RIS *from* Perfect Information Ltd



| | | | |
|---|---|---|---|
| Number : | 9681A | Date : | 19/07/2004 |
| Company : | SEVERN TRENT PLC | Time : | 10:40:26 |

## Additional Listing

RNS Number:9681A
Severn Trent PLC
19 July 2004

Application has today been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,442,986 ordinary shares of 65 5/19 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a result of future exercises of options under the Sharesave Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISILFVIDDIALIS

RIS item disseminated by London Stock Exchange